ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 26, 2016

George G. Baxter (617) 951-7748 george.baxter@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah D. Skeens, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)— Post-Effective Amendment No. 88 to the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 90 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on April 29, 2016 (the “Amendment”)

Dear Ms. Skeens:

Pursuant to Rule 477 under the Securities Act, the Registrant hereby applies for the withdrawal of the Amendment on Form N-1A, including all exhibits and delaying amendments thereto. The Amendment was filed solely with respect to the following series of the Registrant: AllianzGI Retirement 2015 Fund, AllianzGI Retirement 2020 Fund, AllianzGI Retirement 2025 Fund, AllianzGI Retirement 2030 Fund, AllianzGI Retirement 2035 Fund, AllianzGI Retirement 2040 Fund, AllianzGI Retirement 2045 Fund, AllianzGI Retirement 2050 Fund, AllianzGI Retirement 2055 Fund and AllianzGI Retirement Income Fund (collectively, the “Target/Retirement Funds”). The Amendment was originally filed with the Securities and Exchange Commission on April 29, 2016, and multiple amendments delaying the Amendment’s effectiveness have been filed since that date, including the most recent amendment filed on July 29, 2016 as Post-Effective Amendment No. 90 under the Securities Act and Amendment No. 92 under the 1940 Act.

As described in the transmittal letter accompanying the Amendment (the “Amendment letter”), the Amendment was filed in connection with solicitation of shareholder vote by the Target/Retirement Funds, and certain changes described in the Amendment with respect to the Target/Retirement Funds’ fees, expenses, principal investment strategies and principal risks, and portfolio managers were made contingent upon the positive outcome of that vote, which was outlined in the Target/Retirement Funds’ definitive proxy statement filed via EDGAR on April 19, 2016 (collectively, the “Proposal”). Sufficient shareholder approval of the Proposal was not obtained at the shareholder meeting at which shareholders voted on the Proposal, and the Proposal failed. The Registrant has not offered or sold any securities on the basis of the changes reflected in the Amendment, and all activities in pursuit of the offering described in the

Amendment have been discontinued.1 This approach is consistent with the approach outlined in the Amendment letter, which stated that the Registrant expected to file an Amendment Withdrawal Request in the event that sufficient shareholder approval is not obtained.

As such, the Registrant requests that the Amendment be withdrawn as of the date hereof.

* * * * *

Please do not hesitate to call me (at 617-951-7748) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ George G. Baxter IV
George G. Baxter IV

cc:	Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Sarah H. McLaughlin, Esq.

[1]	The Registrant notes that each Target/Retirement Fund commenced operations several years ago and has continuously offered its share since inception. The Amendment was filed on April 29, 2016, after which date shares of each Target/Retirement Fund have continued to be offered and, as applicable, sold pursuant to the Registrant’s Prospectus dated February 1, 2016, as filed on January 27, 2016, (as post-effective amendment No. 83 under the Securities Act and amendment No. 85 under the 1940 Act) in connection with the annual update of all series of the Registrant.